UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a)

3SBio Inc.
(Name of Issuer)

Ordinary Share, par value $0.0001 per share
American Depository Shares, each representing seven Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

88575Y105 (for American Depository Shares)
(CUSIP Number)

     Jing Lou
Dan Lou
Bin Huang
Bo Tan
Dongmei Su
Ming Hu
Ke Li
Jiaoe Zhang
Qingjie Zhang

No. 3 A1, Road 10
Shenyang Economy & Technology Development Zone
Shenyang 110027
People’s Republic of China
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Jing Lou
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,399,589.00 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,399,589.00(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,399,589.00(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Includes (i) 6,166,139 ordinary shares, including ordinary shares as represented by the American Depository Shares, held indirectly by Jing Lou through an entity wholly owned by him, Achieve Well International Limited, as of February 8, 2013 and (ii) 233,450 ordinary shares subject to certain vested options excisable by Jing Lou within 60 days of February 8, 2013.
(2) Percentage calculated based on (i) 155,726,688 ordinary shares issued and outstanding as of February 8, 2013 and (ii) 233,450 ordinary shares subject to certain vested options excisable by Jing Lou within 60 days of February 8, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Achieve Well International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,166,139 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,166,139(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,166,139(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%(2)
14.	TYPE OF REPORTING PERSON CO

(1) Includes ordinary shares represented by the American Depository Shares as of February 8, 2013.
(2) Percentage calculated based on 155,726,688 ordinary shares issued and outstanding as of February 8, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Dan Lou
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,841,101 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 9,841,101(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,841,101(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Includes 9,841,101 ordinary shares, including ordinary shares represented by the American Depository Shares, held indirectly by Dan Lou through an entity wholly owned by him, Hero Grand Management Limited, as of February 8, 2013.
(2) Percentage calculated based on 155,726,688 ordinary shares issued and outstanding as of February 8, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Hero Grand Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,841,101(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 9,841,101(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,841,101(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%(2)
14.	TYPE OF REPORTING PERSON CO

(1) Includes ordinary shares represented by the American Depository Shares as of February 8, 2013.
(2) Percentage calculated based on 155,726,688 ordinary shares issued and outstanding as of February 8, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Bin Huang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,440,745(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,440,745(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,440,745(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Includes (i) 1,356,745 ordinary shares, including ordinary shares represented by the American Depository Shares, held indirectly by Bin Huang through a wholly owned entity, Known Virtue International Limited, as of February 8, 2013 and (ii) 84,000 ordinary shares subject to certain vested options excisable by Bin Huang within 60 days of February 8, 2013.
(2) Percentage calculated based on (i) 155,726,688 ordinary shares issued and outstanding as of February 8, 2013 and (ii) 84,000 ordinary shares subject to certain vested options excisable by Bin Huang within 60 days of February 8, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Known Virtue International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,356,745 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,356,745(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,356,745(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%(2)
14.	TYPE OF REPORTING PERSON CO

(1) Includes ordinary shares represented by the American Depository Shares as of February 8, 2013.
(2) Percentage calculated based on 155,726,688 ordinary shares issued and outstanding as of February 8, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Dongmei Su
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,197,221 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,197,221(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,197,221(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Includes (i) 1,160,121 ordinary shares, including ordinary shares represented by the American Depository Shares, held indirectly by Dongmei Su through an entity wholly owned by her, Joint Palace Group Limited, as of February 8, 2013 and (ii) 37,100 ordinary shares subject to certain options excisable by Dongmei Su within 60 days of February 8, 2013.
(2) Percentage calculated based on (i) 155,726,688 ordinary shares issued and outstanding as of February 8, 2013 and (ii) 37,100 ordinary shares subject to certain vested options excisable by Dongmei Su within 60 days of February 8, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Joint Palace Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,160,221 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,160,221(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,160,221(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%(2)
14.	TYPE OF REPORTING PERSON CO

(1) Includes ordinary shares represented by the American Depository Shares as of February 8, 2013.
(2) Percentage calculated based on 155,726,688 ordinary shares issued and outstanding as of February 8, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Bo Tan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 692,748 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 692,748(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 692,748(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Includes (i) 585,200 ordinary shares, including ordinary shares represented by the American Depository Shares, held indirectly by Bo Tan through an entity wholly owned by him, Triple Talent Enterprises Ltd, as of February 8, 2013 and (ii) 107,548 ordinary shares subject to certain vested options excisable by Bo Tan within 60 days of February 8, 2013.
(2) Percentage calculated based on (i) 155,726,688 ordinary shares issued and outstanding as of February 8, 2013 and (ii) 107,548 ordinary shares subject to certain vested options excisable by Bo Tan within 60 days of February 8, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Triple Talent Enterprises Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 585,200 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 585,200(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 585,200(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%(2)
14.	TYPE OF REPORTING PERSON CO

(1) Includes ordinary shares represented by the American Depository Shares as of February 8, 2013.
(2) Percentage calculated based on 155,726,688 ordinary shares issued and outstanding as of February 8, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Ming Hu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 865,043 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 865,043(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 865,043(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Includes 865,043 ordinary shares, including ordinary shares represented by the American Depository Shares, held indirectly by Ming Hu through a wholly owned entity, Bonus Nation Limited, as of February 8, 2013.
(2) Percentage calculated based on 155,726,688 ordinary shares issued and outstanding as of February 8, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Bonus Nation Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 865,043 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 865,043(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 865,043(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%(2)
14.	TYPE OF REPORTING PERSON CO

(1) Includes ordinary shares represented by the American Depository Shares as of February 8, 2013.
(2) Percentage calculated based on 155,726,688 ordinary shares issued and outstanding as of February 8, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Jiaoe Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 807,811 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 807,811(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 807,811(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Includes (i) 790,311 ordinary shares, including ordinary shares represented by the American Depository Shares, held indirectly by Jiaoe Zhang through a wholly owned entity, Wise Win Group Limited, as of February 8, 2013 and (ii) 17,500 ordinary shares subject to certain vested options excisable by Jiaoe Zhang within 60 days of February 8, 2013.
(2) Percentage calculated based on (i) 155,726,688 ordinary shares issued and outstanding as of February 8, 2013 and (ii) 17,500 ordinary shares subject to certain vested options excisable by Jiaoe Zhang within 60 days of February 8, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Wise Win Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 790,311(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 790,311(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 790,311(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(2)
14.	TYPE OF REPORTING PERSON CO

(1) Includes ordinary shares represented by the American Depository Shares as of February 8, 2013.
(2) Percentage calculated based on 155,726,688 ordinary shares issued and outstanding as of February 8, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Ke Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 720,219(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 720,219(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 720,219(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Includes (i) 662,119 ordinary shares, including ordinary shares represented by the American Depository Shares, held indirectly by Ke Li through a wholly owned entity, Yorkwin Finance Limited, as of February 8, 2013 and (ii) 58,100 ordinary shares subject to certain vested options excisable by Ke Li within 60 days of February 8, 2013.
(2) Percentage calculated based on (i) 155,726,688 ordinary shares issued and outstanding as of February 8, 2013 and (ii) 58,100 ordinary shares subject to certain vested options excisable by Ke Li within 60 days of February 8, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Yorkwin Finance Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 662,119(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 662,119(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 662,119(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%(2)
14.	TYPE OF REPORTING PERSON CO

(1) Includes ordinary shares represented by the American Depository Shares as of February 8, 2013.
(2) Percentage calculated based on 155,726,688 ordinary shares issued and outstanding as of February 8, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Qingjie Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 166,147(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 166,147(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,147(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Includes (i) 159,147 ordinary shares held indirectly by Qingjie Zhang through a wholly owned entity, Topresult Management Limited, as of February 8, 2013 and (ii) 7,000 ordinary shares subject to certain vested options excisable by Qingjie Zhang within 60 days of February 8, 2013.
(2) Percentage calculated based on (i) 155,726,688 ordinary shares issued and outstanding as of February 8, 2013 and (ii) 7,000 ordinary shares subject to certain vested options excisable by Qingjie Zhang within 60 days of February 8, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Topresult Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 159,147
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 159,147
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,147
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%(1)
14.	TYPE OF REPORTING PERSON CO

(1) Percentage calculated based on 155,726,688 ordinary shares issued and outstanding as of February 8, 2013.

Introductory Note

This Schedule 13D is filed jointly by Jing Lou, Dan Lou, Bin Huang, Dongmei Su, Bo Tan, Ming Hu, Jiaoe Zhang, Ke Li, Qingjie Zhang, Achieve Well International Limited, Hero Grand Management Limited, Known Virtue International Limited, Joint Palace Group Limited, Triple Talent Enterprises Ltd, Bonus Nation Limited, Wise Win Group Limited, Yorkwin Finance Limited and Topresult Management Limited, who are collectively referred to herein as the "Reporting Persons".

This Schedule 13D represents the initial statement on Schedule 13D jointly filed by the Reporting Persons with respect to 3SBio Inc. (the “Company”).

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the ordinary shares, par value $0.0001 per share (the “Shares”), of the Company. As of February 8, 2013, the Company has 155,726,688 issued and outstanding Shares, including Shares represented by American Depositary Shares, each representing seven Shares (the “ADSs”) (as provided by the Company). The principal executive office of the Company is located at No. 3 A1, Road 10, Econ & Tech. Development Zone, Shenyang 110027, People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (c)

This Schedule 13D is being jointly filed by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transactions described in Item 4 of this Schedule 13D.

Except as expressly set forth in this Schedule 13D, each Reporting Person disclaims membership in any “group” with any person other than such Reporting Persons. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 7.01. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Dr. Jing Lou is Chairman of the Board of Directors and Chief Executive Officer of the Company and a citizen of the United States of America.

Dan Lou is retired and an advisor to the Company and a citizen of the People's Republic of China.

Bin Huang is a Director and Vice President of the Company and a citizen of the People's Republic of China.

Dongmei Su is a Director, Vice President and Chief Technology Officer of the Company and a citizen of the People's Republic of China.

Bo Tan is Chief Financial Officer of the Company and a citizen of Canada.

Ming Hu is Associate Vice President of the Company and a citizen of the People's Republic of China.

Jiaoe Zhang is Head of Business Collaboration of the Company and a citizen of the People's Republic of China.

Ke Li is Vice President of the Company and a citizen of the People's Republic of China.

Qingjie Zhang is Head of Administration of the Company and a citizen of the People's Republic of China.

Each of Achieve Well International Limited, Hero Grand Management Limited, Known Virtue International Limited, Joint Palace Group Limited, Triple Talent Enterprises Ltd, Bonus Nation Limited, Wise Win Group Limited, Yorkwin Finance Limited and Topresult Management Limited is a British Virgin Islands international business company.

The business address of each of the Reporting Persons is No. 3 A1, Road 10, Econ & Tech. Development Zone, Shenyang 110027, People’s Republic of China.

(d)	During the five years preceding the date of this filing, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the five years preceding the date of this filing, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)	See item 2(a)-(c).

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to an agreement and plan of merger, dated as of February 8, 2013 (the “Merger Agreement”), by and among (i) Decade Sunshine Limited (“Parent”), (ii) Decade Sunshine Merger Sub (“Merger Sub”), a Cayman Islands company and a wholly-owned subsidiary of Parent and (iii) the Company, subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving entity and a wholly owned subsidiary of Parent (the “Merger”). Under the terms of the Merger Agreement, among other things, each of the Shares issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive US$2.20 per Share in cash, without interest, except for (i) the Shares beneficially owned by Parent or Merger Sub or certain Shares beneficially owned by certain directors, officers or employees of the Company, and certain restricted shares and restricted share units issued by the Company to the Rollover Shareholders (as defined below), (ii) the Shares beneficially owned by the Company or any direct or indirect wholly owned Subsidiary of the Company and (iii) the Shares owned by holders who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 238 of the Cayman Islands Companies Law, as amended. The Merger is subject to various closing conditions, including the approval by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company’s shareholders convened to consider the approval and adoption of the Merger Agreement and the Merger, as well as certain other customary closing conditions. The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit 7.02, and is incorporated herein by reference in its entirety.

The Reporting Persons anticipate that approximately US$313 million will be expended in acquiring 134,044,862 Shares owned by shareholders of the Company other than the Rollover Shareholders (“Publicly Held Shares”). This amount includes (a) the estimated funds required by Reporting Persons to (i) pay for the cancellation of the outstanding options to purchase Shares and certain outstanding restricted shares and restricted share units of the Company, and (b) the estimated transaction costs associated with the purchase of the Publicly Held Shares (excluding any tax liabilities).

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained pursuant to (a) a facility agreement, dated as of February 8, 2013 (the “Facility Agreement”), by and between Century Sunshine Limited ("Holdco"), a Cayman Islands company holding 100% equity interest in Parent, Parent, Merger Sub and China CITIC Bank International Limited (“CCB”), and (ii) a commitment letter, dated as of February 8, 2013 (the “Commitment Letter”), by and between CPEChina Fund, L.P. and Holdco. Under the terms and subject to the conditions of the Facility Agreement, CCB will provide a term loan facility of up to $100 million to Parent. Under the terms and subject to the conditions of the Commitment Letter, CPEChina Fund, L.P. will provide up to US$133 million to purchase convertible and exchangeable notes of Holdco. Under the terms of the Merger Agreement, the Company and Parent will cooperate to use up to $80 million of the Company’s cash to finance the transactions. The information disclosed in this paragraph is qualified in its entirety by reference to the Facility Agreement and the Commitment Letter. Copies of the Facility Agreement and the Commitment Letter are filed as Exhibit 7.03 and Exhibit 7.04 and are incorporated herein by reference in their entirety.

Concurrently with the execution of the Merger Agreement, Jing Lou, Dan Lou, Bin Huang, Dongmei Su, Ming Hu, Jiaoe Zhang, Ke Li, Qingjie Zhang, Bo Tan, Deyu Kong, Thomas Folinsbee, Fei You, Hui Dang, Yongfu Chen and Zhonghua Zhang (the “Rollover Shareholders”) entered into a rollover agreement (the “Rollover Agreement”) with Parent and Holdco. Pursuant to the Rollover Agreement, the Rollover Shareholders agreed that, immediately prior to the effective time of the Merger, they will contribute to Parent an aggregate of 21,681,826 Shares and 1,413,881 restricted shares and restricted share units (in the cases of restricted shares and restricted share units, each for seven Shares), in exchange for the same amount of shares of Holdco. The information disclosed in this paragraph is qualified in its entirety by reference to the Rollover Agreement, a copy of which is filed as Exhibit 7.05 and is incorporated herein by reference in its entirety.

ITEM 4.	PURPOSE OF TRANSACTION

On February 8, 2012, the Company announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company as the surviving entity. Under the terms of the Merger Agreement, each Share issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive US$2.20 in cash, without interest, except for (i) the Shares beneficially owned by Parent, Merger Sub or certain Shares beneficially owned by the Rollover Shareholders of the Company, and certain restricted shares and restricted share units issued by the Company to the Rollover Shareholders, (ii) the Shares beneficially owned by the Company or any direct or indirect wholly owned Subsidiary of the Company and (iii) the Shares owned by holders who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 238 of the Cayman Islands Companies Law, as amended.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the Publicly Held Shares. If the Merger is consummated, shares of the Company will no longer be traded on the NASDAQ Global Market and will cease to be registered under Section 12 of the Exchange Act, and the Company will be privately beneficially held by the Rollover Shareholders. The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified in its entirety by reference to the Merger Agreement, and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders entered into a voting agreement (the “Voting Agreement”) with Parent, pursuant to which each of the Rollover Shareholders have agreed (i) when a meeting of the shareholders of the Company is held, to appear at such meeting or otherwise cause their Shares to be counted as present thereat for the purpose of establishing a quorum and (ii) to vote or cause to be voted at such meeting all their ordinary shares in favor of the adoption of the Merger Agreement and approval of the Merger. The information disclosed in this paragraph is qualified in its entirety by reference to the Voting Agreement, a copy of which has been filed as Exhibit 7.06, and is incorporated herein by reference in its entirety.

The information required by Item 4 not otherwise provided herein is set forth in Item 3 and is incorporated herein by reference.

Other than as described in Item 3 and Item 4 above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b)	With respect to each of the Reporting Persons, the responses to items 2-4 and the cover pages of this Schedule 13D are incorporated herein by reference, as if set forth in their entirety.

As of February 8, 2013, Achieve Well International Limited directly holds and has the sole voting and dispositive power over 6,166,139 Shares, representing approximately 4.0% of the outstanding Shares. Jing Lou owns all outstanding capital of Achieve Well International Limited and as a result, may be deemed to have beneficial ownership over the Shares held by Achieve Well International Limited. In addition, Jing Lou holds the vested options excisable by him to purchase 233,450 Shares within 60 days of February 8, 2013. As of February 8, 2013, Jing Lou has the sole voting and dispositive power over 6,399,589 Shares, representing approximately 4.1% of the outstanding Shares.

As of February 8, 2013, Hero Grand Management Limited directly holds and has the sole voting and dispositive power over 9,841,101 Shares, representing approximately 6.3% of the outstanding Shares. Dan Lou owns all outstanding capital of Hero Grand Management Limited and as a result, may be deemed to have beneficial ownership over the Shares held by Hero Grand Management Limited. As of February 8, 2013, Dan Lou has the sole voting and dispositive power over 9,841,101 Shares, representing approximately 6.3% of the outstanding Shares.

As of February 8, 2013, Known Virtue International Limited, directly holds and has the sole voting and dispositive power over 1,356,745 Shares, representing approximately 0.9% of the outstanding Shares. Bin Huang owns all outstanding capital of Known Virtue International Limited and as a result, may be deemed to have beneficial ownership over the Shares held by Known Virtue International Limited. In addition, Bin Huang holds the vested options excisable by Bin Huang to purchase 84,000 Shares within 60 days of February 8, 2013. As of February 8, 2013, Bin Huang has the sole voting and dispositive power over 1,440,745 Shares, representing approximately 0.9% of the outstanding Shares.

As of February 8, 2013, Joint Palace Group Limited directly holds and has the sole voting and dispositive power over 1,160,121 Shares, representing approximately 0.7% of the outstanding Shares. Dongmei Su owns all outstanding capital of Joint Palace Group Limited and as a result, may be deemed to have beneficial ownership over the Shares held by Joint Palace Group Limited. In addition, Dongmei Su holds the options excisable by Dongmei Su to purchase 37,100 Shares within 60 days of February 8, 2013. As of February 8, 2013, Dongmei Su has the sole voting and dispositive power over 1,197,221 Shares, representing approximately 0.8% of the outstanding Shares.

As of February 8, 2013, Triple Talent Enterprises Ltd directly holds and has the sole voting and dispositive power over 585,200 Shares, representing approximately 0.4% of the outstanding Shares. Bo Tan owns all outstanding capital of Triple Talent Enterprises Ltd and as a result, may be deemed to have beneficial ownership over the Shares held by Triple Talent Enterprises Ltd. In addition, Bo Tan holds the vested options excisable by Bo Tan to purchase 107,548 Shares within 60 days of February 8, 2013. As of February 8, 2013, Bo Tan has the sole voting and dispositive power over 692,748 Shares, representing approximately 0.4% of the outstanding Shares.

As of February 8, 2013, Bonus Nation Limited directly holds and has the sole voting and dispositive power over 865,043 Shares, representing approximately 0.6% of the outstanding Shares. Ming Hu owns all outstanding capital of Bonus Nation Limited and as a result, may be deemed to have beneficial ownership over the Shares held by Bonus Nation Limited. As of Feb 8, 2013 Ming Su has the sole voting and dispositive power over 865,043 Shares, representing approximating 0.6% of the outstanding Shares.

As of February 8, 2013, Wise Win Group Limited directly holds and has the sole voting and dispositive power over 790,311 Shares, representing approximately 0.5% of the outstanding Shares. Jiaoe Zhang owns all outstanding capital of Wise Win Group Limited and as a result, may be deemed to have beneficial ownership over the Shares held by Wise Win Group Limited. In addition, Jiaoe Zhang holds the vested options excisable by Jiaoe Zhang to purchase 17,500 Shares within 60 days of February 8, 2013. As of February 8, 2013, Jiaoe Zhang has the sole voting and dispositive power over 807,811 Shares, representing approximately 0.5% of the outstanding Shares.

As of February 8, 2013, Yorkwin Finance Limited directly holds and has the sole voting and dispositive power over 662,119 Shares, representing approximately 0.4% of the outstanding Shares. Ke Li owns all outstanding capital of Yorkwin Finance Limited and as a result, may be deemed to have beneficial ownership over the Shares held by Yorkwin Finance Limited. In addition, Ke Li holds the options excisable by Ke Li to purchase 58,100 Shares within 60 days of February 8, 2013. As of February 8, 2013, Ke Li has the sole voting and dispositive power over 720,219 Shares, representing approximately 0.5% of the outstanding Shares.

As of February 8, 2013, Topresult Management Limited directly holds and has the sole voting and dispositive power over 159,147 Shares, representing approximately 0.1% of the outstanding Shares. Qingjie Zhang owns all outstanding capital of Topresult Management Limited and as a result, may be deemed to have beneficial ownership over the Shares held by Topresult Management Limited. In addition, Qingjie Zhang holds the vested options excisable by Qingjie Zhang to purchase 7,000 Shares within 60 days of February 8, 2013. As of February 8, 2013, Qingjie Zhang has the sole voting and dispositive power over 720,219 Shares, representing approximately 0.1% of the outstanding Shares.

By virtue of their actions in respect of the Merger as described herein, the Rollover Shareholders may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Rollover Shareholder may be deemed to beneficially own the ordinary shares beneficially owned by the members of the group as a whole; thus, the Reporting Persons may be deemed to beneficially own in the aggregate 22,255,693 Shares of the Company, which represents approximately 14.2% of the Shares of the Company. The Reporting Persons disclaim membership in any “group” with any person other than as expressly set forth herein. In accordance with Rule 13d-4 under the Exchange Act, each of the Reporting Persons disclaims beneficial ownership of all Shares beneficially owned by any of the other Reporting Persons, whose Shares are not reflected on the cover page for such Reporting Persons.

(c)	During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons has effected any transactions of the Ordinary Shares.

(d) – (e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On February 8, 2013, Parent, Merger Sub and the Company entered into the Merger Agreement. Concurrently with the execution of the Merger Agreement: (i) Parent, Holdco and CCB entered into the Facility Agreement; (ii) CPEChina Fund, L.P. and Holdco entered into the Commitment Letter; (iii) the Rollover Shareholders, Parent and Holdco entered into the Rollover Agreement; (iv) the Rollover Shareholders Parent and the Company entered into the Voting Agreement, (v) Jing Lou issued a limited guaranty (the “Chairman Limited Guaranty”) in favor of the Company, a copy of which has been filed as Exhibit 7.07, and is incorporated herein by reference in its entirety, and (vii) Merger Sub issued a limited guaranty (the “Citic PE Limited Guaranty”) in favor of the Company, a copy of which has been filed as Exhibit 7.08, and is incorporated herein by reference in its entirety.

The descriptions in Item 3 and Item 4 of this Statement of the agreements listed in this Item 6 are incorporated herein by reference. The summaries of certain provisions of such agreements in this statement on Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The agreements listed in this Item 6 are filed herewith as Exhibits 7.02 through 7.08 and are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01	Joint Filing Agreement by and between the Reporting Persons, dated February 19, 2013.

Exhibit 7.02

Agreement and Plan of Merger by and among Parent, Merger Sub and the Company (solely for purpose of sections 6.6(c) and 6.15 of the Merger Agreement), dated February 8, 2013 (incorporated herein by reference to Exhibit 99.2 to the Company’s Report on Form 6-K filed on February 8, 2013).

Exhibit 7.03	Facilities Agreement by and between Parent and CCB, dated February 8, 2013.

Exhibit 7.04	Commitment Letter by CPEChina Fund, L.P. in favor of Holdco, dated February 8, 2013.

Exhibit 7.05	Rollover Agreement by and among the Rollover Shareholders, Parent and Holdco, dated February 8, 2013.

Exhibit 7.06	Voting Agreement by and among Rollover Shareholders, Parent and Holdco, dated February 8, 2013.

Exhibit 7.07	Limited Guaranty by Jing Lou in favor of the Company, dated February 8, 2013.

Exhibit 7.08	Limited Guaranty by CPEChina Fund, L.P. in favor of the Company, dated February 8, 2013.

SIGNATURES

     After reasonable inquiry and to the best of his, her or its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2013

Jing Lou

By:	/s/ Jing Lou

Dan Lou

By:	/s/ Dan Lou

Bin Huang

By:	/s/ Bin Huang

Bo Tan

By:	/s/ Bo Tan

Dongmei Su

By:	/s/ Dongmei Su

Ming Hu

By:	/s/ Ming Hu

Jiaoe Zhang

By:	/s/ Jiaoe Zhang

Ke Li
By:	/s/ Ke Li

Achieve Well International Limited

By:	/s/ Jing Lou
Name: Jing Lou
Title: Director

Hero Grand Management Limited

By:	/s/ Dan Lou
Name: Dan Lou
Title: Director

Qingjie Zhang

By:	/s/ Qingjie Zhang

Known Virtue International Limited

By:	/s/ Bin Huang
Name: Bin Huang
Title: Director

Joint Palace Group Limited

By:	/s/ Dongmei Su
Name: Dongmei Su
Title: Director

Bonus Nation Limited

By:	/s/ Ming Hu
Name: Ming Hu
Title: Director

Wise Win Group Limited

By:	/s/ Jiaoe Zhang
Name: Jiaoe Zhang
Title: Director

Yorkwin Finance Limited

By:	/s/ Ke Li
Name: Ke Li
Title: Director

Topresult Management Limited

By:	/s/ Qingjie Zhang
Name: Qingjie Zhang
Title: Director

Triple Talent Enterprises Ltd

By:	/s/ Bo Tan
Name: Bo Tan
Title: Director